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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

ARCHON CORPORATION
(Name of Issuer)

Exchangeable Redeemable Preferred Stock
(Title of Class of Securities)

03957P200
(CUSIP Number)

Magten Asset Management Corp. 410 Park Avenue New York, New York 10022 Tel: (631) 287-3319
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Magten Asset Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IA, CO

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Magten Group Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. domestic trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Talton R. Embry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on August 29, 2007 (as amended, the “Schedule 13D”) with respect to the exchangeable redeemable preferred stock (the “Preferred Stock”) of Archon Corporation, a Nevada corporation (the “Issuer”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.                     Interest in Securities of the Issuer.

Sections (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby deleted and replaced as follows:

(a), (b)
On or about August 31, 2007, pursuant to the Issuer’s Redemption Notice of July 31, 2007, Letter(s) of Transmittal (the “Letters”) were submitted by or on behalf of Magten with respect to all of Magten’s 390,720 shares of Preferred Stock at an Issuer-calculated price of $5.241 per share (the “Redemption Price”), or $2,047,763.50 in proceeds.  As previously described in Item 4, Magten believes that the Issuer has miscalculated the Redemption Price.  Specifically, the Issuer’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock, as filed with the Secretary of State of the State of Nevada on September 30, 1993.  As a result, the Redemption Price per share of Preferred Stock is significantly greater than that calculated by the Issuer and noted in the Redemption Notice.  Magten, together with the other Plaintiffs, has filed a lawsuit in the United States District Court for the District of Nevada regarding the foregoing.

On August 31, 2007, counsel to the Plaintiffs sent a letter to the Issuer indicating, among other things, that submissions of the Letters by or on behalf of the Plaintiffs and receipt of payment with respect to the shares of Preferred Stock subject to the Letters by any of the Plaintiffs shall not constitute a waiver of any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of the Plaintiffs reserve all its rights.

The foregoing summary of the letter sent on August 31, 2007 does not purport to be complete and is qualified in its entirety by reference to the letter attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 5.

(c)	The trading date, number of shares of Magten’s Preferred Stock redeemed by the Issuer pursuant to the Letters, as well as the Redemption Price, of all transactions made since the filing of the most recent Schedule 13D are set forth as follows:

	Number of Shares the Issuer
Date	Redeemed in the Mandatory Redemption	Redemption Price
2007-08-31	390,720	$5.241

(e)
Upon submitting the Letters on August 31, 2007, the Issuer redeemed all of Magten’s Preferred Stock.  As a result, as of August 31, 2007, Magten is no longer a holder of more than 5% of the Preferred Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated September 14, 2007

2.	Waiver Letter dated August 31, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

Magten Asset Management Corp.* By: /s/ Talton R. Embry Name: Talton R. Embry Title: Managing Director
Magten Group Trust By: /s/ Talton R. Embry Name: Talton R. Embry Title: Managing Director
By: /s/ Talton R. Embry* Name: Talton R. Embry

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: September 14, 2007

Magten Asset Management Corp. By: /s/ Talton R. Embry Name: Talton R. Embry Title: Managing Director
Magten Group Trust By: /s/ Talton R. Embry Name: Talton R. Embry Title: Managing Director

By: /s/ Talton R. Embry Name: Talton R. Embry

Exhibit 2

August 31, 2007
VIA REGISTERED MAIL
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030
Attention: John M. Garner, Secretary

Re:	Archon Corporation, Letter of Transmittal

Dear Mr. Garner:

We write this letter on behalf of our clients D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC CAPITAL MASTER FUND, LTD; LC CAPITAL / CAPITAL Z SPV, LP; MAGTEN ASSET MANAGEMENT CORP; MERCURY REAL ESTATE SECURITIES FUND LP; MERCURY REAL ESTATE SECURITIES OFFSHORE FUND LIMITED; BLACK HORSE CAPITAL LP; BLACK HORSE CAPITAL (QP) LP; BLACK HORSE CAPITAL OFFSHORE LTD; and PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED.

As of the date of this letter, our clients collectively hold 2,097,811shares of Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the “Exchangeable Preferred Stock”), of Archon Corporation, a Nevada corporation (the “Company”).  Our clients are in receipt of that certain Notice of Redemption (the “Redemption”) of the Exchangeable Preferred Stock dated as of July 31, 2007 (the “Notice”), and delivered on behalf of the Company by Paul W. Lowden of the Company, together with the related Letter of Transmittal (the “Letter”) for the redemption of the Exchangeable Preferred Stock.  Letters have been submitted by, or on behalf of, each of our clients in respect of their respective shares of Exchangeable Preferred Stock on or about the date hereof.

             It is our clients’ position that the Redemption will violate law because, among other things, the Company has miscalculated the Redemption Price (as defined in the Notice).  We have filed a complaint on behalf of our clients against the Company in the United States Court for the District of Nevada so alleging.  Specifically, the Company’s calculation of the Redemption Price fails to take into account the compounding of accrued and unpaid dividends with respect to the Exchangeable Preferred Stock as expressly provided in that certain Certificate of Designation of the Exchangeable Preferred Stock (the “Certificate”), as filed with the Secretary of State of the State of Nevada on September 30, 1993.  As a result, the Redemption Price per share of Exchangeable Preferred Stock is significantly greater than that calculated by the Company and noted in the Letter.

None of the delivery of this letter, the submission of a Letter along with the share certificates for the Exchangeable Preferred Stock or the receipt of payment by any of our clients of the incorrect Redemption Price is intended to, nor does it, waive any rights, remedies, powers, privileges and benefits under the Certificate, law or otherwise, and each of our clients reserve all of its rights.

Sincerely,
BOIES, SCHILLER & FLEXNER LLP

By: Jonathan Sherman, Partner